SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

For  the month of July, 2012

Euro Tech Holdings Company Limited
(Translation of registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Cbuk Bang Road, Hong Kong
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-

Item 5. Other Events

On or about July 13, 2012, Euro Tech Holdings Company Limited (the "Registrant") caused to be sent to its shareholders of record copies of its Annual Report on Form 20-F for its fiscal year ended December 31,2011, as filed with the Securities and Exchange Commission on or about April 27, 2012, and a Notice of its Annual Meeting of Shareholders to be held on August 8,2012 in Hong Kong, a Proxy Statement  and Proxy Card with regard to that meeting.

Item 7. Financial Statements and Exhibits

Exhibit 99.1 —Notice of Annual Meeting of Shareholders, Proxy Statement and Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, die registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED (Registrant)

Date: July 18, 2012	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board